

March 19, 2012

<u>By E-Mail</u>

Michael L. Fitzgerald, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019

> **Re: Prestige Brands, Inc.**
> **Soliciting Material filed under Rule 14a-12 by Genomma Lab Internacional**
> **Filed March 16, 2012**
> **File No. 1-32433**

Dear Mr. Fitzgerald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Soliciting Material filed under Rule 14a-12</u>

1. In future filings, please revise the cover page of the Schedule 14A to include the nominees as participants in the solicitation.

2. We note you indicate that you "may" file a proxy statement and, in the process, this implies that the filing of a non-management definitive proxy statement is not a foregone conclusion. The Commission did not intend to create another exemption from the proxy rules when Rule 14a-12 was adopted. Parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies. See interpretation I.D.3. in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on our website, www.sec.gov. Please confirm that the filing party will either (i) refrain from using such non-committal language in future communications by affirmatively stating its intention to file a definitive

proxy statement; (ii) find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation 14A to future communications; or (iii) refrain from your public solicitation activities of Prestige Brands Holdings, Inc. security holders.

3. We note you indicate that a description of direct and indirect interests will be contained in disclosure documents to be filed later. Please note that although participants relying upon Rule 14a-12 may refer to participant information provided in another filed document, the information must be available, current, and on file for review by security holders at the time the Rule 14a-12 materials are made publicly available. Participants may not refer to participant information to be provided at some future time such as the proxy statement. Refer to Rule 14a-12(a)(1)(i) and Exchange Act Release No. 42055, October 22, 1999, at Section II.C.1.b. In future filings, please revise to describe any direct or indirect interests.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant and filing person acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions